UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Clarivate Plc

(Name of Issuer)

Ordinary shares, par value €0.20 per share

(Title of Class of Securities)

None

(CUSIP Number)

Scott Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giovanni Agnelli B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,554,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,554,288
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,554,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*

This calculation is based on 676,234,313 ordinary shares, no par value (the “Shares”), outstanding as of August 4, 2023, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2023 (the “Form 10-Q”) which the Issuer filed on August 7, 2023.

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,554,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,554,288
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,554,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*	This calculation is based on 676,234,313 Shares outstanding as of August 4, 2023, as reported in the Form 10-Q which the Issuer filed on August 7, 2023.

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor Nederland N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,554,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,554,288
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,554,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*	This calculation is based on 676,234,313 Shares outstanding as of August 4, 2023, as reported in the Form 10-Q which the Issuer filed on August 7, 2023.

CUSIP No. G21810109

Item 1. Security and Issuer.

Name of Issuer:

This Schedule 13D relates to the ordinary shares, no par value (the “Shares”), of Clarivate Plc (“Clarivate” or the “Issuer”). The address of the principal executive offices of the Issuer is 70 St. Mary Axe., London EC3A 8BE, United Kingdom.

Item 2. Identity and Background.

The information set forth in Items 3, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 2.

(a)	Name of Person Filing

This Schedule 13D is being filed jointly by (1) Giovanni Agnelli B.V. (“G.A.”), (2) Exor N.V. (“Exor”) and (3) Exor Nederland N.V. (“Exor Nederland”) and together with G.A. and Exor, the (“Reporting Persons”, and individually referred to herein as a “Reporting Person”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Exor Nederland is a wholly-owned subsidiary of Exor, which in turn is controlled by G.A.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of the Reporting Persons is: c/o Exor N.V. Gustav Mahlerplein 25 Amsterdam, 1082 MS The Netherlands

(c)	Principal Business

G.A. is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) grouping the descendants of Senator of Giovanni Agnelli, the founder of Fiat. The main business objective of G.A. is to preserve unity and continuity of the Agnelli family’s controlling equity interest in Exor. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of G.A. each person controlling G.A. and each executive officer and director of any corporation or other person in control of G.A. are set forth in Schedule A attached hereto.

Exor and Exor Nederland are each Dutch public limited liability companies (naamloze vennootschap), and each is an investment company that focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor and Exor Nederland, each person controlling Exor and Exor Nederland and each executive officer and director of any corporation or other person in control of Exor and Exor Nederland are set forth in Schedule A attached hereto.

(d)-(e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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(f)	Citizenship

Giovanni Agnelli B.V. – the Netherlands

Exor N.V. – the Netherlands

Exor Nederland N.V. – the Netherlands

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Shares purchased by the Reporting Persons were purchased using investment capital of the Reporting Persons. The aggregate purchase price for the 42,554,288 Shares held by the Reporting Persons is approximately $410,551,348.

See also the information set forth in Item 4 and Item 6 of this Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons have invested in the Issuer as part of a diversified portfolio of investments across a range of industries and in order to increase their exposure to the information analytics sector.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, may, at any time and from time to time, review, reconsider and change their position and/or change their purpose and/or develop such plans and, in connection therewith, may seek to influence management or the Board of Clarivate with respect to the business and affairs of Clarivate and may from time to time consider pursuing or proposing such matters with advisors, Clarivate or other persons.

Accordingly, the Reporting Persons reserve the right to develop, modify or change their plans as they deem appropriate. For example, the Reporting Persons may, at any time and from time to time, (1) acquire additional securities of Clarivate in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties either to increase its economic exposure to Clarivate or to hedge the market risk of some or all of its positions in securities of Clarivate; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, the Reporting Persons may take into consideration various factors, such as Clarivate’s business and prospects, other developments concerning Clarivate, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the trading prices of the Shares of Clarivate.

Representatives of the Reporting Persons may from time to time participate in discussion with one another as well as with management of Clarivate, Clarivate’s other shareholders and/or other relevant parties, including other companies that operate in the information analytics sector or other markets in which Clarivate conducts its businesses, in each case relating to matters that may include Clarivate’s strategic plans, business, financial condition, operations and capital structure. The Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As a result of these activities, the Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management or capital structure of Clarivate as a means of enhancing shareholder value and the return on its investment in Clarivate. Such suggestions or positions may relate to one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under Rule 13d-1(a), including, without limitation, Clarivate’s business, results of operations, strategic direction and alternatives, management, Board of Directors and management composition, environmental, social and governance considerations, capital structure and capital and resource allocation.

CUSIP No. G21810109

Item 5.	Interest in Securities of the Issuer.

Item 3 is hereby incorporated by reference in this Item.

(a)

Rows (11) and (13) of the cover pages to this Schedule 13D are incorporated by reference herein. Mr. A. von Furstenberg, a director of G.A., holds 100,000 shares in Clarivate acquired with personal funds and over which he has sole voting and dispositive power.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(c)

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference herein. The transactions in the class of securities reported on in this Schedule 13D that were effected during the past 60 days by or on behalf of the Reporting Persons are set forth in Schedule B and incorporated herein by reference. Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days.

(d)

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities indicated in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entity into this Item 6.

(a)

The Reporting Persons previously entered into cash-settled forward agreements with unaffiliated third party financial institutions, which have been terminated. The cash settled forward agreements did not afford the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may have been referenced in the forward contracts or ordinary shares or other securities or financial instruments that may be held from time to time in connection with forward agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (filed herewith)

CUSIP No. G21810109

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2023	GIOVANNI AGNELLI B.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

EXOR N.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

EXOR NEDERLAND N.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

CUSIP No. G21810109

SCHEDULE A

Giovanni Agnelli B.V. (“G.A.”)

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with G.A.	Principal Employment, Employer and Business Address	Citizenship

Jeroen Preller Chairman and Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Andrea Agnelli Board Member

Executive Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy.

Italian citizen

John Brouwer Board Member	Of Counsel at Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands; Judge at the Tax Chamber of the Court of North Holland, the Netherlands.	Dutch citizen

Niccolò Camerana Board Member	Principal at Stellantis Ventures B.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands	Italian citizen

Benedetto Della Chiesa Board Member	Private entrepreneur; Board Member and Vice-President of investment vehicle Argo 3, promoted by Ulixes Capital Partners S.r.l., Via di Torre Argentina 21, 00186 Roma, Italy.	Italian citizen

Luca Ferrero de Gubernatis Ventigmiglia Board Member	Self-employed.	Italian citizen

Alexandre von Furstenberg Board Member	Chief Investment Officer of Ranger Global Advisors, LLC, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US citizen

Filippo Scognamiglio Board Member	Managing Director & Partner Boston Consulting Group, 10 Hudson Yards, New York, NY 10001, USA. Board member of The Boston Consulting Group, Inc., Boston, USA	US citizen

CUSIP No. G21810109

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with Exor	Principal Employment, Employer and Business Address	Citizenship
John Elkann Chief Executive Officer

Chairman Stellantis N.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands;

Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Ernesto Lugaro 15, 10126 Turin, Italy;

Chairman Fondazione Giovanni Agnelli;

Member of the Board of Directors Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Institut Mérieux, 17, rue Bourgelat, 69002 Lyon, France.

Italian citizen

Nitin Nohria Chairman and Senior Non-Executive Director

Distinguished Service University Professor at Harvard Business School, Boston, MA 02163, USA;

Chairman Thrive Capital, NYC, New York, USA;

Director Anheuser-Busch InBev, Grand Place 1, 1000 Brussels, Belgium;

Member Board of Trustees Bridgespan Group, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA;

Chairman Rakuten Medical, 11080 Roselle Street, San Diego, CA 92121, USA;

Director Massachusetts General Brigham, Boston, USA;

US citizen

Melissa Bethell Non-Executive Director

Senior Advisor Atairos, 17 Duke of York Street, London SW1Y 6LB, UK;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK;

Non-Executive Director Diageo Plc, 16 Great Marlborough Street London W1F 7HS, UK.

British citizen

CUSIP No. G21810109

Marc Bolland Non-Executive Director

Chairman Europe Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director, The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Vice-President Unicef UK, 1 Westfield Avenue, London E20 1HZ, UK;

Deputy Chairman of the Trustee Board of the Royal Collection Trust, York House, St. James’s Palace, London, England, SW1A 1BQ, UK;

Chairman of the Royal Collection Enterprises, York House, St. James’s Palace, London, SW1A 1BQ, UK.

Dutch citizen

Tiberto Brandolini d’Adda Non-Executive Director	Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.	Italian citizen

Laurence Debroux Non-Executive Director

Member of the Board of Directors Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark;

Non-Executive Director Kite Insights, The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK;

Member of the Supervisory Board of Randstad N.V., Diemermere 25, 1112 TC Diemen, the Netherlands.

French citizen

Sandra Dembeck Non-Executive Director	Chief Financial Officer of Zalando SE, Valeska-Gert-Straße 5, 10243 Berlin, Germany	German citizen

Axel Dumas Non-Executive Director	Chief Executive Officer Hermès International, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen

Ginevra Elkann Non-Executive Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier, 261, Boulevard Raspail—75014 Paris, France;

Member of the Board of Trustees American Academy in Rome, Via Angelo Masina 5, 00153 Rome, Italy;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China;

Director Christian Louboutin SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France.

Italian citizen

CUSIP No. G21810109

Alessandro Nasi Non-Executive Director

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Chairman Iveco Defence Vehicles S.p.A., Via Alessandro Volta, 6-39100 Bolzano, Italy;

Chairman Astra Veicoli Industriali S.p.A., Via Caorsana 79, 29122 Piacenza, Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Director Iveco Group N.V., Via Puglia n. 35, Turin, Italy;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Board member Istituto Italiano di Tecnologia, via Morego 30, 16163 Genoa, Italy;

Member of the Strategic Advisory Board of 3 Boomerang Capital, 382 Greenwich Avenue—Suite One, Greenwich, CT 06830, USA;

Director GVS S.p.A., Via Roma, 50, 40069 Zona Industriale BO, Italy.

Italian citizen

Exor Nederland N.V. (“Exor Nederland”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor Nederland. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with Exor Nederland	Principal Employment, Employer and Business Address	Citizenship
Jacob Buit Board Member	Retired	Dutch citizen

Florence Hinnen Board Member	General Counsel, Exor N.V.	Dutch citizen

Guido De Boer Board Member	Chief Financial Officer, Exor N.V.	Dutch citizen

Alina Solomon Board Member	Chief Administrative Officer, Exor N.V.	Romanian citizen

CUSIP No. G21810109

Schedule B

Transactions by the Reporting Persons in the shares of the Issuer During the Past 60 Days

Date	Buy/Sell	Number of Ordinary Shares	Price Per Share ($)
10-Oct-23	BUY	465,194	$6.7317
11-Oct-23	BUY	731,528	$6.8581
12-Oct-23	BUY	432,149	$6.7470
13-Oct-23	BUY	304,243	$6.7597
16-Oct-23	BUY	7,221,922	$7.1403
17-Oct-23	BUY	103,334	$6.7900
18-Oct-23	BUY	42,962	$6.9983
19-Oct-23	BUY	365,517	$6.7664
20-Oct-23	BUY	415,419	$6.7329